3/6/03

03002130

VF 3-5-03

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SEC FILE NUMBER
8- 42592

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomson Institutional Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Third Avenue, 29th Floor
(No. and Street)

New York (City) NY (State) 10022-6102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Pucci 212-350-4630
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP
(Name — *if individual, state last, first, middle name)*

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED MAR 03 2003 WASH. D.C. SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Pucci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _______________, as of 12/31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President & CEO

Title

Notary Public

ANGELA CALCATERRA
Notary Public, State of New York
NO. 24-4672717
Qualified In Kings County
Commission Expires Aug. 31, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thomson Institutional Services, Inc.

(An indirect wholly owned subsidiary of
The Thomson Corporation)
Statement of Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Thomson Institutional Services Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Thomson Institutional Services Inc. (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the notes to the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 28, 2003

Thomson Institutional Services Inc.
(An indirect wholly owned subsidiary of The Thomson Corporation)
Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 15,901,413
Investments, at fair value	63,300
Receivable from clearing brokers	1,281,371
Expenses prepaid to affiliates	3,405,706
Other assets	23,443
Total assets	$ 20,675,233
Liabilities and Stockholder's Equity	
Liabilities	
Payable to affiliates	$ 6,135,249
Deferred product fees	3,484,926
Total liabilities	9,620,175
Stockholder's equity	
Common stock, $.01 par value; 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	249,999
Retained earnings	10,805,058
Total stockholder's equity	11,055,058
Total liabilities and stockholder's equity	$ 20,675,233

The accompanying notes are an integral part of this financial statement.

1. Organization and Significant Accounting Policies

Thomson Institutional Services Inc. (the "Company") is an indirect wholly owned subsidiary of The Thomson Corporation. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and cash equivalents represent money market mutual funds. The carrying amount of such cash and cash equivalents approximate their fair value due to the short-term nature of these instruments.

Investments are carried at fair value. Any unrealized gains or losses are recognized in income.

2. Related Party Transactions

The Company executes securities transactions for customers (the "Customers"), who are also clients of Thomson Financial Services Inc. ("TFS"), an affiliate. Pursuant to an agreement between the Customers and TFS, the Customers place securities orders with the Company up to an agreed-upon commission commitment amount in return for receiving TFS and third party products. Pursuant to an agreement between the Company and TFS, the Company remits fees to TFS and other third parties in an amount equivalent to approximately 67% of the commissions earned from the execution of such transactions up to the commitment amount. The Company is not liable to TFS in the event that Customers fail to fulfill their commitments.

Employee compensation and benefits, professional fees, rent, and certain other operating expenses, are paid by TFS on behalf of the Company and are charged directly to the Company by TFS. The Company pays TFS a monthly management fee for various administrative services including technical support, bookkeeping and human resource services.

Expenses prepaid to affiliates represents product fees paid to TFS in advance of Customers fulfilling their commission commitment for a TFS product.

Deferred product fees represent approximately 67% of commissions charged in excess of Customers' commitments as of December 31, 2002, which amounts will be required to be paid in future periods TFS and others.

3. Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of Customers are introduced to and cleared through clearing brokers. Pursuant to agreements between the Company and the clearing brokers, the clearing brokers have the right, under certain circumstances, to charge the Company for unsecured losses that result from the Customers' failure to complete such transactions.

Receivable from clearing brokers represent a concentration of credit risk and primarily relates to securities transactions.

The Company does not anticipate nonperformance by Customers or clearing brokers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the Customers and clearing brokers with which it conducts business.

4. Income Taxes

The Company is part of a consolidated group for federal income tax reporting purposes and files separate New York State and New York City income tax returns. Under a tax sharing arrangement, the Company's US indirect parent allocates to the Company its share of federal income taxes based upon the principles of separate company calculation.

5. Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such provisions. The Rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $6,877,956, which exceeded the minimum net capital requirement of $641,344 by $6,236,612. The Company's ratio of aggregate indebtedness to net capital was 1.40:1

6. Commitments and Contingencies

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have a right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right. During 2002, the Company did not pay the clearing brokers anything related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and counterparties with which it conducts its business.